SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2

(Amendment No. 2)

YAK COMMUNICATIONS INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

984208 20 7 (CUSIP Number)

November 6, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 984208 20 7	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Anthony Heller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

-0-
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

-0-
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0
12	TYPE OF REPORTING PERSON

IN

CUSIP No.: 984208 20 7	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

The name of the Issuer is Yak Communications Inc., a corporation organized under the laws of Florida.

Item 1	(b).	Address of Issuer’s Principal Executive Office:

300 Consilium Place, Suite 500, Toronto, Ontario M1H 3G2

Item 2	(a).	Name of Person Filing

Anthony Heller

Item 2	(b).	Address of Principal Business Office, or if none, Residence:

77 Caribou Road, Toronto, Ontario M5N 2A7

Item 2	(c).	Citizenship:

Mr. Heller is a citizen of Canada.

Item 2	(d).	Title of Class of Securities:

Common Stock of Yak Communications Inc., no par value.

Item 2	(e):	CUSIP Number:

984208 20 7

Item 3.	Not Applicable.

CUSIP No.: 984208 20 7	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned: -0-.

(b) Percent of Class: The aggregate of -0- shares represents 0% of the Issuer’s outstanding Common Stock as of November 6, 2006.

(c) Number of shares as to which Mr. Heller has:

(i) Sole power to vote or direct vote: -0- shares

(ii) Shared power to vote or direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: -0- shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: XX ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 984208 20 7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2006	By:	/s/ Anthony Heller
Anthony Heller

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